Filed by Teleglobe Bermuda Holdings Ltd
                           Pursuant to Rule 425 under the Securities Act of 1933
                                     and deemed filed pursuant to Rule 14a-12 of
                                             the Securities Exchange Act of 1934
                                                     Subject Company: ITXC Corp.
                                                   Commission File No. 000-26739


[GRAPHIC OMITTED]


FOR IMMEDIATE DISTRIBUTION

MEDIA CONTACT:
Megan Cannell
ITXC Corp.
+1.609.750.3262
MCANNELL@ITXC.COM


                  ITXC CORP. ANNOUNCES FINANCING DETERMINATION

MARCH 15, 2004 - PRINCETON, NEW JERSEY -- ITXC Corp. (NASDAQ: ITXC) announced today that Teleglobe Bermuda Holdings Ltd has chosen to proceed directly to borrow $100 million from Cerberus Capital Management, L.P. rather than to pursue a debt offering. Under its merger agreement with ITXC, Teleglobe had the right to pursue either a debt offering or a direct $100 million loan from Cerberus. As described in the S-4 registration statement preliminarily filed on February 6, 2004, Cerberus committed to make this $100 million loan as part of the negotiation of ITXC's merger agreement with Teleglobe. Proceeds from this loan will be used to repay intercompany notes and, ultimately, to repay notes issued to repurchase all of Teleglobe's Class A preferred shares.

Tom Evslin, ITXC's Chairman, stated: "By proceeding directly to the Cerberus loan, the pre-closing process has been simplified. Subsequent decisions regarding debt or equity offerings can be made without the pressure of satisfying pre-closing conditions and can be made on the basis of prevailing market conditions."

ABOUT ITXC:

ITXC Corp. is one of the world's leading carriers based on minutes of international traffic carried. As a carriers' carrier, ITXC serves all major carriers in the US; many incumbent carriers worldwide including China Telecom, PLDT, Telkom South Africa, Telecom Colombia, Telenor, Telia, and VSNL; and emerging and competitive carriers including Intelig in Brazil and Data Access in India. ITXC also serves a growing number of mobile carriers including China Mobile and Smart Communications, leading mobile carriers in their respective markets.

ITXC is the global market segment share leader in VoIP international calling and one of the largest international voice carriers of any kind. ITXC's VoIP network


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connects to circuit networks using switchless ITXC SuperPoPs in London,
Frankfurt, Hong Kong, LA, and NJ or using ITXC-managed SNARCs(R) co-located in the customer's central office. ITXC.net connects to VoIP-enabled networks with direct peer VoIP interconnects. Approximately a third of ITXC's current traffic is originated or terminated via a direct VoIP interconnect. ITXC has VoIP interconnects with over 140 carriers or service providers in 60 countries.

For more information about ITXC, please visit www.itxc.com.

ADDITIONAL INFORMATION REGARDING THE MERGER AND WHERE TO FIND IT:

Teleglobe Bermuda Holdings Ltd has filed a Registration Statement on Form S-4 with the Securities and Exchange Commission in connection with the proposed merger. The initial filed registration statement is available on the SEC website. In addition, ITXC and Teleglobe will file other information and documents concerning the merger and their respective businesses with the SEC. WE URGE INVESTORS TO REVIEW THE PROXY STATEMENT/PROSPECTUS AND OTHER INFORMATION ALREADY FILED AND TO BE FILED WITH THE SEC BECAUSE THEY WILL CONTAIN IMPORTANT INFORMATION. Any offer of securities will only be made pursuant to the Proxy Statement/Prospectus. These documents will be made available without charge on the SEC's web site at www.sec.gov and may be obtained without charge from the SEC at telephone number 1 800 SEC 0330. INVESTORS SHOULD READ THE PROXY STATEMENT/ PROSPECTUS CAREFULLY BEFORE MAKING ANY VOTING OR INVESTMENT DECISIONS.

ITXC files annual, quarterly and special reports, proxy statements and other information with the SEC. You may read and copy any reports, statements and other information filed by ITXC at the SEC public reference rooms at 450 Fifth Street, N.W., Washington, D.C. 20549 or at the SEC's other public reference rooms in New York, New York and Chicago, Illinois. Please call the Commission at 1-800-SEC-0330 for further information on public reference rooms. ITXC's filings with the SEC also are available to the public from commercial document-retrieval services and at the web site maintained by the SEC at http://www.sec.gov or by contacting ITXC investor relations at 609-750-3333 or ir@itxc.com.

The officers and directors of ITXC and Teleglobe may have interests in the merger, some of which may differ from, or may be in addition to, those of the shareholders of ITXC and Teleglobe generally. A description of the interests that the officers and directors of the companies have in the merger will be available in the Proxy Statement/Prospectus.

PARTICIPANTS IN THE SOLICITATION:

ITXC and its directors, executive officers and other members of their management and employees may be soliciting proxies from its shareholders in favor of the merger. Information about the directors and the executive officers of ITXC and their ownership of ITXC common stock is set forth in ITXC's Form 10-K for the fiscal year ended December 31, 2002.

FORWARD-LOOKING STATEMENTS:

ITXC has included in this press release certain "forward-looking statements" within the meaning of the Private Securities Litigation Reform Act of 1995 concerning financing plans. "Forward-looking statements" consist of all non-historical information, and the analysis of historical information, including any references to future revenue growth, future expense growth, future credit exposure, future profitability, anticipated cash resources, anticipated capital expenditures, capital requirements, and the Company's plans for future periods. In addition, the words "could", "expects", "anticipates", "objective", "plan", "may affect", "may depend", "believes", "estimates", "projects" and


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similar words and phrases are also intended to identify such forward-looking statements.

Actual results could differ materially from those projected in ITXC's forward-looking statements due to numerous known and unknown risks and uncertainties, including, among other things, (i) uncertainties relating to executing the proposed merger, including, but not limited to the risks of delay in consummation of the transaction; the risk that either material adverse changes to either ITXC or Teleglobe, or governmental action or litigation may prevent the merger from closing or render it less desirable than anticipated; and the risk that delay in closing the transaction may extend the closing date after June 21, 2004, after which date either party to the merger has the ability to terminate the merger agreement subject to certain conditions contained in the merger agreement; uncertainties relating to the combined company after the proposed merger with Teleglobe, including but not limited to, unexpectedly high transaction costs; problems in the integration effort; Teleglobe's anticipated debt level and the inherent lack of flexibility resulting therefrom; inability to retain key employees, customers and suppliers through and after the merger process; ability to capture anticipated synergies; the ability of Cerberus Capital Management, L.P., Teleglobe's current controlling stockholder and majority owner of Teleglobe after the merger, to exert control over the combined company; the existence of undisclosed or unanticipated contingent liabilities; the risk that Teleglobe is not currently a publicly traded company; and the risk that Teleglobe may not be able to effectively execute its business plan and (ii) other risks relating to ITXC independent of the proposed merger, including the volatile and competitive environment for Internet telephony and telecommunications; changes in domestic and foreign economic, market and regulatory conditions; the inherent uncertainty of financial estimates and projections; uncertainly inherent in litigation; unanticipated technological difficulties; the risk that ITXC may not be able to access sufficient capital; the creditworthiness of and relationship with ITXC's customers; future transactions; risks inherent in being subject to significant regulation; and other considerations described as "Risk Factors" in Exhibit 99.1 to ITXC's Annual Report on Form 10-K for the year ended December 31, 2003 and in other filings made by us with the SEC. All such forward-looking statements are current only as of the date on which such statements were made. ITXC does not undertake any obligation to publicly update any forward-looking statement to reflect events or circumstances after the date on which any such statement is made or to reflect the occurrence of unanticipated events.


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